UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Montage Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 3,979,173
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,979,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,979,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1% (1)
14	Type of Reporting Person PN

(1)

Based on 35,705,270 shares of common stock, $0.01 par value per share (“Common Stock”) issued and outstanding as of August 5, 2019, as set forth in the Quarterly Report on Form 10-Q of Montage Resources Corporation (formerly known as Eclipse Resources Corporation), a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2019.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,694,673
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,694,673

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14	Type of Reporting Person PN

(1)	Based on 35,705,270 shares of Common Stock issued and outstanding as of August 5, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2019.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 7,378,058 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,378,058 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,378,058 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.7% (2)
14	Type of Reporting Person PN

(1)

Includes 4,856,485 shares of Common Stock owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and 2,521,573 shares of Common Stock owned by TPR Residual Assets, LLC (“TPR Residual”). TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual. EnCap Fund IX disclaims beneficial ownership of the securities owned by TPR Residual in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the Common Stock owned directly by TPR Residual for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)	Based on 35,705,270 shares of Common Stock issued and outstanding as of August 5, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2019.

CUSIP No. 27890G 100

1	Name of Reporting Person TPR RESIDUAL ASSETS, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,521,573
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,521,573

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,521,573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14	Type of Reporting Person OO

(1)	Based on 35,705,270 shares of Common Stock issued and outstanding as of August 5, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2019.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,051,904 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,051,904 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,051,904 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4% (2)
14	Type of Reporting Person OO

(1)

Includes 2,521,573 shares of Common Stock of the Issuer owned directly by TPR Residual. TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”), collectively directly hold the 11,530,331 remaining shares of Common Stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners GP disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)	Based on 35,705,270 shares of Common Stock issued and outstanding as of August 5, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2019.

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015, that certain Amendment No. 3 filed on July 15, 2016, that certain Amendment No. 4 filed on September 30, 2016 (“Amendment No. 4”), that certain Amendment No. 5 filed on January 18, 2018, that certain Amendment No. 6 filed on September 2, 2018, that certain Amendment No. 7 filed on February 6, 2019 (“Amendment No. 7”) and that certain Amendment No. 8 filed on March 1, 2019 (“Amendment No. 8”). This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein and relates to the beneficial ownership of the shares of common stock, $0.01 par value per share, of Montage Resources Corporation (formerly known as Eclipse Resources Corporation), a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is jointly filed by EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and collectively with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”), EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), and TPR Residual Assets, LLC, a Delaware limited liability company and a wholly owned subsidiary of EnCap Fund IX (“TPR Residual,” and collectively with the EnCap Funds and EnCap Partners GP, the “Reporting Persons”). As a result of the dissolution of Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), Eclipse Holdings is no longer a joint filer and ceased to be a Reporting Person immediately after the filing of Amendment No. 4. As a result of the TPR Contribution (as defined in Item 3), Travis Peak Resources, LLC, a Delaware limited liability company, ceased to be a Reporting Person immediately after the filing of Amendment No. 7. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Further, on April 6, 2017, EnCap Partners, LLC converted into a limited partnership with the name EnCap Partners, LP (“EnCap Partners”). In connection with the conversion, EnCap Partners GP was formed as the sole general partner of EnCap Partners. EnCap Partners GP replaced EnCap Partners, LLC as a Reporting Person and a joint filer.

The principal office and business address of each of the EnCap Funds, EnCap Partners GP and TPR Residual is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The principal business of TPR Residual is investing in the securities of energy companies and oil and gas interests ancillary thereto.

EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX.

None of the Reporting Persons or the Control Persons (as defined below) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Other than as set forth on Schedule 5 attached hereto, to the best of the Reporting Persons’ knowledge, no Reporting Person or Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other persons controlling EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, EnCap Partners GP and TPR Residual is set forth on Schedule 1, Schedule 2, Schedule 3 and Schedule 5 (collectively, the “Control Persons”), which are attached hereto and hereby incorporated by reference. All such persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

The description of the transactions as set forth in Item 4 below is incorporated by reference herein in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

The Reporting Persons acquired the Common Stock reported herein for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include debt securities or other rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with the Issuer’s management and Company Board about a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may in the future formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment relating to such Reporting Person and is incorporated by reference herein.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund VIII GP and EnCap Fund IX GP. EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. EnCap Partners GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds.

TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the shared power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

(c) No Reporting Person has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 1.1	Joint Filing Agreement dated March 1, 2019 (filed as Exhibit 1.1 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.6	Purchase and Sale Agreement dated December 8, 2017 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017, and incorporated by reference herein).

Exhibit 2.7	Registration Rights Agreement dated as of January 18, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, and incorporated by reference herein).

Exhibit 2.8	Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.9	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc. and the Stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.10	Lock-Up Agreement, dated as of August 25, 2018, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit Number	Description

Exhibit 2.11	Contribution Agreement, dated as of February 4, 2019, between Travis Peak Resources, LLC and TPR Residual Assets, LLC (filed as Exhibit 2.11 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.12	Joinder Agreement, dated as of February 4, 2019, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 2.12 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.13	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 7, 2019, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 7, 2019, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2019

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

TPR Residual Assets, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule 1

CONTROL PERSONS OF

ENCAP FUND VIII AND ENCAP FUND VIII CO-INVEST

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund VIII Co-Invest are set forth below:

EnCap Fund VIII and EnCap Fund VIII Co-Invest:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund VIII and EnCap Fund VIII Co-Invest	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

Schedule 2

CONTROL PERSONS OF

ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund IX are set forth below:

EnCap Fund IX:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

Schedule 3

CONTROL PERSONS OF

ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the general partner and each of the other control persons of EnCap Partners GP are set forth below:

EnCap Partners GP:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Schedule 5

CONTROL PERSONS OF

TPR RESIDUAL

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the sole member and each of the other control persons of TPR Residual are set forth below:

TPR Residual:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of TPR Residual	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund V IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. entered into a settlement with the U.S. Securities and Exchange Commission (“SEC”) under which EnCap Investments L.P. consented to the entry of an order (the “Order”) that found that EnCap Investments L.P. violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling the proceedings, EnCap Investments L.P. admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap Investments L.P. to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.